Sanofi-aventis to Acquire

Medley in Brazil

- The Group strengthens its leadership position in Latin America -

Paris, France - April 9, 2009 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has signed an agreement to acquire Medley in Brazil.

Medley is the third largest pharmaceutical company and the number one generic company in Brazil. In 2008 Medley’s sales amounted to 458 million BRL (around 153 million euros), including two third of those sales in generics. With a generic portfolio of 127 products, Medley is very well positioned to benefit from the growth of the Brazilian generic market, which is expected to remain over 20% per annum in the coming years.

This acquisition will enable sanofi-aventis to reinforce its number one ranking among pharmaceutical companies in Brazil, with a total 12% market share (IMS MAT Feb 09). Sanofi-aventis will become the leading player in the field of generics in Brazil and in Latin America.

“The acquisition of Medley will not only reinforce the leadership of sanofi-aventis in Brazil but it also reflects the tight links between sanofi-aventis and Brazil, which have existed for more than 50 years” said Heraldo Marchezini, General Manager of sanofi-aventis Brazil. “It illustrates our commitment towards the people of Brazil by providing access to medicines and answering patients’ needs with a broader and well-adapted product portfolio”.

The acquisition values Medley at 1,500 million BRL (500 million euros). The closing of the transaction is subject to certain conditions precedent and is expected to occur in the 2nd quarter of 2009.

Medley constitutes a unique opportunity for sanofi-aventis to build a strong and integrated platform for sustained profitable growth in Brazil and Latin America. Through this new acquisition, sanofi-aventis carries on with its strategy to build-up on growth platforms, accelerate sales and further extend its pharmaceutical portfolio in emerging markets.

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About Medley

Medley is a family-owned pharmaceutical company established in the state of São Paulo. It employs nearly 1,550 collaborators, of which around 500 are in the sales force. In 2008, the company’s sales reached 458 million BRL (153 million euros). The company is the leading generic player and the third largest pharmaceutical company in Brazil with a total 5.7% market share and a CAGR - Compound Annual Growth Rate - of 28% over the last 3 years (IMS MAT Feb. 09).

Medley’s Generics business accounted for 68% of the total revenues of the company in 2008. The portfolio is composed of 127 products, out of which 17 of the top 20 generics products in the market. Most of the products have been internally developed and are locally produced. Besides its generics portfolio, Medley has also developed various branded products partly through in-licensing agreements with international pharmaceutical companies.

Medley operates as an integrated platform with 2 manufacturing facilities located in the State of São Paulo. The industrial facilities produce all classical galenic forms and totalize an overall capacity of 180 million units per year.

About sanofi-aventis Brazil

Sanofi-aventis is the largest pharmaceutical company in Brazil, established in the country since the end of the 1950’s. Sanofi-aventis Brazil operates one manufacturing plant located in the State of Sao Paulo that provides medicines to the local market and other Latin American countries. With 2,300 collaborators, including 1,100 in the sales force, sanofi-aventis Brazil provides patients a broad portfolio of branded, OTC and generics drugs, as well as, vaccines, through its vaccine division sanofi pasteur. With the acquisition of Medley, sanofi-aventis Brazil will have a local production capacity of over 300 million units per year.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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